UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)*


                        India Globalization Capital, Inc.
             ------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    45408X100
             ------------------------------------------------------
                                 (CUSIP Number)


                                  March 7, 2008
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 11 Pages

CUSIP No. 45408X100                  13G/A                    Page 2 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            D.B. Zwirn & Co., L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 45408X100                  13G/A                    Page 3 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            D.B. Zwirn Special Opportunities Fund, Ltd.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            CO
--------------------------------------------------------------------------------

CUSIP No. 45408X100                  13G/A                    Page 4 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            D.B. Zwirn Special Opportunities Fund, L.P.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN
--------------------------------------------------------------------------------

CUSIP No. 45408X100                  13G/A                    Page 5 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            DBZ GP, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 45408X100                  13G/A                    Page 6 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Zwirn Holdings, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO
--------------------------------------------------------------------------------

CUSIP No. 45408X100                  13G/A                    Page 7 of 11 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Daniel B. Zwirn
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)                                 (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            0
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0%
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------

CUSIP No. 45408X100                  13G/A                    Page 8 of 11 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on September 27, 2006, as amended by Amendment No. 1 filed on October 15, 2007 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.0001 per share (the "Shares") of India Globalization capital, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.


Item 4. Ownership

(a)  Amount Beneficially Owned

       As of the date of this filing, (i) D.B. Zwirn & Co., L.P., (ii) DBZ GP, LLC, (iii) Zwirn Holdings, LLC, (iv) Daniel B. Zwirn,(v) D.B. Zwirn Opportunities Fund, L.P. and (vi) D.B. Zwirn Special Opportunities Fund, Ltd. no longer beneficially own any shares of Common Stock (each entity referred to in (v) through (vi) is herein referred to as a "Fund" and, collectively, as the "Funds").

       D.B. Zwirn & Co., L.P. is the manager of each of the Funds, and consequently has voting control and investment discretion over the Shares held by each of the Funds. Daniel B. Zwirn is the managing member of and thereby controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P.


(b)  Percent of Class

       As of the date of this filing, (i) D.B. Zwirn & Co., L.P., (ii) DBZ GP, LLC, (iii) Zwirn Holdings, LLC, (iv) Daniel B. Zwirn,(v) D.B. Zwirn Opportunities Fund, L.P. and (vi) D.B. Zwirn Special Opportunities Fund, Ltd. no longer beneficially own any shares of Common Stock.

(c)  Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:

              See Item 4(a)

        (ii)  Shared power to vote or to direct the vote

              See Item 4(a)

        (iii) Sole power to dispose or to direct the disposition of

              See Item 4(a)

        (iv)  Shared power to dispose or to direct the disposition of

              See Item 4(a)


Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 31, 2008, by and among D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn.

Exhibit II: Power of attorney for Daniel B. Zwirn dated November 7, 2007.

CUSIP No. 45408X100                  13G/A                    Page 9 of 11 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 31, 2008

D.B. ZWIRN SPECIAL OPPORTUNITIES                D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                                      FUND, LTD.
By: D.B. Zwirn & Co., L.P.                      By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                                By: DBZ GP, LLC,
    its General Partner                             its General Partner
By: Zwirn Holdings, LLC,                        By: Zwirn Holdings, LLC,
    its Managing Member                             its Managing Member

D.B. ZWIRN & CO., L.P.                          ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member





                                 By: /s/ Lawrence D. Cutler
                                     ----------------------------
                                 Name:  Lawrence D. Cutler
                                 Title: Authorized Signatory



/s/ Lawrence D. Cutler
----------------------------
LAWRENCE D. CUTLER, as Attorney-in-
Fact for Daniel B. Zwirn


The Power of Attorney dated as of November 7, 2007 executed by Daniel B. Zwirn, authorizing Lawrence D. Cutler to sign and file this Schedule 13G/A on Daniel B. Zwirn's behalf, is attached hereto as Exhibit II.

CUSIP No. 45408X100                  13G/A                   Page 10 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock of India Globalization Capital, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 31, 2008

D.B. ZWIRN SPECIAL OPPORTUNITIES          D.B. ZWIRN SPECIAL OPPORTUNITIES
FUND, L.P.                                FUND, LTD.
By: D.B. Zwirn & Co., L.P.                By: D.B. Zwirn & Co., L.P.
By: DBZ GP, LLC,                          By: DBZ GP, LLC,
    its General Partner                       its General Partner
By: Zwirn Holdings, LLC,                  By: Zwirn Holdings, LLC,
    its Managing Member                       its Managing Member

D.B. ZWIRN & CO., L.P.                    ZWIRN HOLDINGS, LLC
By: DBZ GP, LLC,
    its General Partner
By: Zwirn Holdings, LLC,
    its Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC,
    its Managing Member



                                 By: /s/ Lawrence D. Cutler
                                     ------------------------
                                 Name:  Lawrence D. Cutler
                                 Title: Authorized Signatory




/s/ Lawrence D. Cutler
---------------------------
LAWRENCE D. CUTLER, as Attorney-in-Fact for Daniel B. Zwirn

CUSIP No. 45408X100                  13G/A                   Page 11 of 11 Pages



                                   EXHIBIT II

                                POWER OF ATTORNEY


The undersigned hereby appoints David C. Lee and Lawrence D. Cutler, or either of them, his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by D.B. Zwirn & Co., L.P. or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of David C. Lee and Lawrence D. Cutler, or either of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule l3Ds, Schedule l3Gs, Forms 3, Forms 4, or Forms 5 unless revoked earlier in writing.

Date:                                         November 7, 2007

                                              /s/ Daniel B. Zwirn
                                              ---------------------------
                                              Daniel B. Zwirn